FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK ACQUIRES A CAPESIZE BULK CARRIER

EXPANDS FLEET TO TEN VESSELS WITH FULL 2008 TIME CHARTER COVER

New York, New York, January 28, 2008 - Star Bulk Carriers Corp. (NASDAQ: SBLK), announced today that it has entered into a definitive agreement to acquire a Capesize bulk carrier of approx. 180,000 dwt, built in 1991 in Japan, for approximately $83.7 million from Japanese interests. The vessel will be financed through a combination of company cash and bank debt.

The vessel to be renamed the M/V Star Sigma, is scheduled to be delivered to Star Bulk within April/May 2008. It comes with a one-year time charter back to its present owners which will commence on the day of its delivery to Star Bulk at a gross rate of $100,000 daily thereby expected to add revenue in excess of $ 35 million during its twelve month employment under the time charter.

Following this acquisition Star Bulk’s fleet expands to ten vessels of approximately 927,000 dwt  in total and an average age of approximately 11 years. The fleet operating days in 2008 are fully contracted under fixed rate time charters.

Akis Tsirigakis, President and CEO of Star Maritime commented:  “Capitalizing on our industry relations, we consistently implement our strategy of selective fleet expansion through accretive acquisitions, while seeking to secure strong, stable and predictable cash flows. We actively aim to enhance shareholder value and reinforce Star Bulk’s competitive strengths in the dry bulk sector

In this instance, the accretive acquisition of the M/V Star Sigma at a price nearly 2.6 times its expected first year EBITDA expands our fleet to ten vessels in total while its attractive time charter employment augments Star Bulk’s annualized contracted revenue by more than 30%.

Our fleet operating days for 2008 are fully contracted under fixed rate time charters sustaining our dividend policy and further expansion plans. .”

Fleet Table

The following table sets forth summary information regarding Star Bulk's fleet.

Vessel Name	Type	DWT	Year Built	Delivery to Star (*)	Time Charter Expiry (1)	Time Charter Rate (2)
CURRENT FLEET
Star Alpha	Capesize	175,075	1992		Oct. 5, 2009	$47,500
Star Beta	Capesize	174,691	1993		Mar. 31, 2010	$106,500
Star Gamma	Supramax	53,098	2002		Jan. 25, 2009	$28,500
Star Delta	Supramax	52,434	2000		May 7, 2009	$25,800
Star Epsilon	Supramax	52,402	2001		Mar. 15, 2009	$25,550
Star Zeta	Supramax	52,994	2003		Mar. 28,2008 Mar. 2013	$30,500 $38,750
Star Theta	Supramax	52,425	2003		Jun. 16, 2009	$32,500
Star Kappa	Supramax	52,055	2001		Nov. 23, 2010	$47,800

Total		665,174

VESSELS TO BE DELIVERED

Star Iota	Panamax	78,585	1983	Feb, 2008	Feb. 15, 2009	$18,000
Star Sigma	Capesize	184,000	1991	May 2008	May31, 2009	$100,000
Fleet Total		927,759

(*)  Indicates expected delivery date to Star Bulk.

(1)  Represents the latest expiry date allowed by the charter party
(2)  Represents the gross daily rate

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eight dry bulk carriers, plus definitive agreements to acquire a further two dry bulk carriers. The total fleet consists of three Capesize, one Panamax and six Supramax dry bulk vessels with an average age of approximately 11 years and a combined cargo carrying capacity of 927,759 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

E-mail: ir@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated January 28, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President